5301 Legacy Drive
Plano, Texas 75024

May 5, 2014

VIA CORRESPONDENCE FILING
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-33829

Dear Ms. Jenkins:

This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the "Company") to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated April 9, 2014 (the "Comment Letter"). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the "Response:" sections below to "we", "our", or "us" refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Form 10-K for the Year Ended December 31, 2013
Notes to Audited Consolidated Financial Statements, page 55
Note 13. Other Expense (Income), Net, page 81

1.
We note you recognized an income tax benefit of $463 million related to the decrease in your liability for unrecognized tax benefits and $430 million of other expense since you no longer anticipate collecting amounts owed to you by Mondelēz under the Tax Indemnity Agreement. Please provide further details about the facts and circumstances that led you to conclude that amounts were no longer collectible and that your liability for uncertain tax positions should be reduced.

Response: We will address your comment about the decrease in the liability for unrecognized tax benefits and then address the comment related to not collecting amounts from Mondelēz International, Inc. ("Mondelēz").

Reduction of Liability for Unrecognized Tax Benefits

ASC 740-10-25-8 is the applicable guidance related to the release of liabilities for uncertain tax positions. It states the following:

If the more likely than not recognition threshold is not met in the period for which a tax position is taken or expected to be taken, an entity shall recognize the benefit of the tax position in the first interim period that meets any one of the following conditions (emphasis added):

a.	The more likely than not recognition threshold is met by the reporting date.

b.	The tax position is effectively settled through examination, negotiation or litigation.

c.	The statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

Neither conditions a nor c were met as of September 30, 2013; therefore, we analyzed whether the tax position was effectively settled as of September 30, 2013.

ASC 740-10-25-10 is the applicable guidance related to effective settlement. It states the following:

As required by paragraph 740-10-25-8(b), an entity shall recognize the benefit of a tax position when it is effectively settled. An entity shall evaluate all of the following conditions when determining effective settlement:

a.	The taxing authority has completed its examination procedures including all appeals and administrative reviews that the taxing authority is required and expected to perform for the tax position.

b.	The entity does not intend to appeal or litigate any aspect of the tax position included in the completed examination.

c.
It is remote that the taxing authority would examine or reexamine any aspect of the tax position. In making this assessment management shall consider the taxing authority’s policy on reopening closed examinations and the specific facts and circumstances of the tax position. Management shall presume the relevant taxing authority has full knowledge of all relevant information in making the assessment on whether the taxing authority would reopen a previously closed examination.

The first condition of effective settlement requires the Internal Revenue Service (“IRS”) to have completed their audit, including all levels of appeal and review. During the third quarter of 2013, we received documentation from the IRS which included their adjustments for the 2006-2008 tax years. We agreed to all of the adjustments and signed the applicable paperwork on August 2, 2013. Therefore, the IRS audit of the 2006-2008 tax years was closed in the third quarter of 2013 and as a result, the first and second conditions of effective settlement were met.

The final condition of effective settlement is there must only be a remote chance that the IRS would examine or reexamine any aspect of the tax positions. Revenue Procedure 2005-32 issued by the IRS Office of Chief Counsel prohibits the reopening of a closed audit except in limited circumstances and we did not believe that it would be possible for the IRS to reopen the case. Therefore, since all the conditions of effective settlement were met for the 2006-2008 audit during the third quarter of 2013, we reduced our liability for uncertain tax positions for the 2006-2008 tax years and recognized an income tax benefit of $463 million.

Other Expense due to Write-off of Receivable from Mondelēz

Under the terms of the Tax Sharing and Indemnification Agreement (Exhibit 10.2 to the Form 10-K for the year ended December 31, 2013), we were indemnified by Mondelēz (as ultimate successor to Cadbury plc) for certain tax positions related to our separation from Cadbury in 2008. Since these indemnified tax liabilities were released due to effective settlement as discussed above, we wrote-off the portion of the receivable from Mondelēz related to the released indemnified tax liabilities, which resulted in other expense of $430 million in the third quarter of 2013.

Note 23. Guarantor and Non-Guarantor Financial Information, page 104

2.
We note the disclosure indicating that the 2016, 2018, 2019, 2020, 2021, 2022 and 2038 Notes are fully and unconditionally guaranteed by substantially all of your domestic subsidiaries and that you indicate that the guarantor subsidiaries are wholly-owned. Please tell us, and if true, revise future filings to indicate whether the guarantor subsidiaries are 100% owned. Refer to the guidance outlined in Rules 3-10(f) and 3-10(h)(1) of Regulation S-X.

Response: We hereby confirm that all of the guarantor subsidiaries for which the consolidating condensed financial statements are presented are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X and was stated accordingly in our Form 10-Q filed on April 23, 2014.

In connection with the above, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Martin M. Ellen
Martin M. Ellen
Executive Vice President and Chief Financial Officer of Dr Pepper Snapple Group, Inc.

cc:	Mr. Brian McAllister
Mr. Craig Arakawa